SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)1

Turtle Beach Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450206

(CUSIP Number)

TORO 18 HOLDINGS LLC

C/O ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

TORO 18 HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		847,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

847,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

847,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%
14	TYPE OF REPORTING PERSON

OO

1	NAME OF REPORTING PERSON

IMMERSION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		847,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

847,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

847,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%
14	TYPE OF REPORTING PERSON

CO

1	NAME OF REPORTING PERSON

WILLIAM C. MARTIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		847,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

847,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

847,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%
14	TYPE OF REPORTING PERSON

IN

1	NAME OF REPORTING PERSON

ERIC SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		847,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

847,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

847,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.97%
14	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (the “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Toro 18 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The aggregate purchase price of the 847,087 Shares directly beneficially owned by Toro 18 is approximately $7,455,089, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,036,026 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2023.

A.	Toro 18

(a)	As of the close of business on May 8, 2023, Toro 18 directly beneficially owned 847,087 Shares.

Percentage: Approximately 4.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 847,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 847,087

(c)	The transactions in the Shares by Toro 18 since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

B.	Immersion

(a)	Immersion, as the sole member of Toro 18, may be deemed to beneficially own the 847,087 Shares owned by Toro 18.

Percentage: Approximately 4.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 847,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 847,087

(c)	Immersion has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

C.	Mr. Martin

(a)	As the Chief Strategy Officer of Toro, Mr. Martin may be deemed to beneficially own the 847,087 Shares owned by Toro 18.

Percentage: Approximately 4.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 847,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 847,087

(c)	Mr. Martin has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

D.	Mr. Singer

(a)	As President and Chief Executive Officer of Toro 18, Mr. Singer may be deemed to beneficially own the 847,087 Shares owned by Toro 18.

Percentage: Approximately 4.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 847,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 847,087

(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of Toro 18 since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(e)	As of May 8, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Toro 18 has sold exchange-listed American-style covered call options referencing an aggregate of 250,000 Shares, which have an exercise price of $12.00 and expire on June 16, 2023, as further detailed on Schedule B hereto, which is incorporated by reference herein.

Toro 18 has sold exchange-listed American-style covered call options referencing an aggregate of 500,000 Shares, which have an exercise price of $13.00 and expire on July 16, 2023, as further detailed on Schedule B hereto, which is incorporated by reference herein.

Toro 18 has sold short exchange-listed American-style put options referencing an aggregate of 1,000,000 Shares, which have an exercise price of $12.00 and expire on October 20, 2023, as further detailed on Schedule B hereto, which is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2023

TORO 18 HOLDINGS LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President and CEO

IMMERSION CORPORATION

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	President, CEO and Chairman

/s/ WILLIAM C. MARTIN
WILLIAM C. MARTIN

/s/ ERIC SINGER
ERIC SINGER

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

TORO 18 HOLDINGS LLC

Sale of Common Stock	(500,000)	12.4500	05/08/2023
Sale of Common Stock	(40,000)	12.1080	05/08/2023
Sale of June 16, 2023 Call Option ($12.00 Strike Price)[1]	(250,000)	0.8500	05/08/2023
Sale of July 16, 2023 Call Option ($13.00 Strike Price)[2]	(500,000)	0.8255	05/08/2023
Short Sale of October 20, 2023 Put Option ($12.00 Strike Price) [3]	(1,000,000)	1.3500	05/08/2023

1 Represents Shares underlying exchange-listed American-style covered call options.

2 Represents Shares underlying exchange-listed American-style covered call options.

3 Represents Shares underlying exchange-listed American-style put options.